Mail Stop 4561

October 31, 2007

Mr. Phillip D. Green
Group Executive Vice President and Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, TX 78205

> **Re:** **Cullen/Frost Bankers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 001-13221**

Dear Mr. Green:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 19 – Operating Segments, page 106

1.   We note your disclosure that the Banking segment includes commercial and consumer banking services, Frost Insurance Agency, and Frost Securities. Please refer to paragraphs 10 – 15 of SFAS 131 and tell us the following with respect to your Banking reportable segment:

- clarify whether commercial banking, consumer banking, Frost Insurance Agency, and Frost Securities are operating segments;
- describe your management and organization structure;
- describe the management reports that your chief operating decision maker regularly reviews;
- describe how resources are allocated and performance is evaluated;
- describe the extent to which discrete financial information is available for the different services included within the segment; and
- describe the extent to which this discrete financial information, if available, is reviewed by your segment managers and/or chief operating decision maker.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Mr. Phillip D. Green
Cullen/Frost Bankers, Inc.
10/31/2007
Page 3

Sincerely,

John P. Nolan
Accounting Branch Chief